Exhibit 5.1

555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com
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November 23, 2021

Host Hotels & Resorts, L.P.

4747 Bethesda Avenue

Suite 1300

Bethesda, Maryland 20814

Re: Registration Statement No. 333-255255; $450,000,000 Aggregate Principal Amount of 2.900% Series J Senior Notes Due 2031

To the addressees set forth above:

We have acted as special counsel to Host Hotels & Resorts, L.P., a Delaware limited partnership (the “Company”), in connection with the issuance of $450,000,000 aggregate principal amount of the Company’s 2.900% Series J Senior Notes due 2031 (the “Notes”), under the seventh supplemental indenture, dated as of November 23, 2021, between the Company and

November 23, 2021 Page 2

The Bank of New York Mellon, as trustee (the “Trustee”), which supplements the Indenture, dated as of May 15, 2015 (the “Base Indenture,” and as so supplemented, the “Indenture”), between the Company and the Trustee, and pursuant to a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2021 (Registration No. 333-255255) (as so filed, the “Registration Statement”). This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related prospectus, other than as expressly stated herein with respect to the issue of the Notes.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters. We are opining herein as to the internal laws of the State of New York and the Delaware Revised Uniform Limited Partnership Act, and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of Delaware, any other laws, or as to any matters of municipal law or the laws of any local agencies within any state.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, when the Notes have been duly executed, issued and authenticated in accordance with the terms of the Indenture and delivered against payment therefor in the circumstances contemplated by the Underwriting Agreement, the Notes will have been duly authorized by all necessary limited partnership action of the Company and will be legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Our opinions are subject to:

(a) the effects of bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors;

(b) (1) the effects of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), (2) concepts of materiality, reasonableness, good faith and fair dealing, and (3) the discretion of the court before which a proceeding is brought;

(c) the invalidity under certain circumstances under law or court decisions of provisions for the indemnification or exculpation of, or contribution to, a party with respect to a liability where such indemnification, exculpation or contribution is contrary to public policy; and

(d) we express no opinion with respect to (i) consents to, or restrictions upon, governing law, jurisdiction, venue, service of process, arbitration, remedies or judicial relief; (ii) advance waivers of claims, defenses, rights granted by law, or notice, opportunity for hearing, evidentiary requirements, statutes of limitation, trial by jury or at law, or other procedural rights; (iv) waivers

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of rights or defenses contained in Section 4.4 of the Indenture and waivers of broadly or vaguely stated rights; (v) covenants not to compete; (vi) provisions for exclusivity, election or cumulation of rights or remedies; (vii) provisions authorizing or validating conclusive or discretionary determinations; (viii) grants of setoff rights; (ix) provisions to the effect that a guarantor is liable as a primary obligor, and not as a surety and provisions purporting to waive modifications of any guaranteed obligation to the extent such modification constitutes a novation; (x) provisions for the payment of attorneys’ fees where such payment is contrary to law or public policy; (xi) proxies, powers and trusts; (xii) provisions prohibiting, restricting, or requiring consent to assignment or transfer of any agreement, right or property; (xiii) provisions for liquidated damages, default interest, late charges, monetary penalties, prepayment or make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty; (xiv) provisions permitting, upon acceleration of any indebtedness, collection of that portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon; and (xv) the severability, if invalid, of provisions to the foregoing effect.

With your consent, except to the extent we have expressly opined as to such matters with respect to the Company herein, we have assumed (a) that the Indenture and the Notes (collectively, the “Documents”) have been duly authorized, executed and delivered by the parties thereto, (b) that the Documents constitute legally valid and binding obligations of the parties thereto, enforceable against each of them in accordance with their respective terms, (c) that the status of the Documents as legally valid and binding obligations of the parties is not affected by any (i) breaches of, or defaults under, agreements or instruments, (ii) violations of statutes, rules, regulations or court or governmental orders or (iii) failures to obtain required consents, approvals or authorizations from, or make required registrations, declarations or filings with, governmental authorities, (d) that any conditions to the effectiveness of the Documents have been satisfied or waived and (e) that the Trustee is in compliance, generally and with respect to acting as a Trustee under the Indenture, with all applicable laws and regulations.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Company’s Current Report on Form 8-K, dated November 23, 2021, and to the reference to our firm contained in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Sincerely,

/s/ LATHAM & WATKINS LLP